

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2023

Ellen Gordon
Chief Executive Officer
Tootsie Roll Industries, Inc.
7401 South Cicero Avenue
Chicago, Illinois 60629

      Re: Tootsie Roll Industries, Inc.
          Definitive Proxy Statement on Schedule 14A
          Filed March 23, 2023
          File No. 001-01361

Dear Ellen Gordon:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Disclosure Review Program